UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE Ai-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2024

Commission File Number: 001-38064

COSCIENS Biopharma Inc.

(Translation of registrant’s name into English)

c/o Norton Rose Fulbright Canada, LLP, 222 Bay Street, Suite 3000, PO Box 53, Toronto ON M5K 1E7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Exhibit 99.1 included with this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (No. 333-224737, No. 333-210561, No. 333-200834 and No. 333-279844) (collectively, the “Registration Statements”) and shall be deemed to be a part thereof from the date on which this Report on Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. The information contained on any websites referenced in Exhibit 99.1 included with this Report on Form 6-K is not incorporated by reference or deemed to be a part of this Report on Form 6-K or any of the Registration Statements.

DOCUMENTS INDEX

Exhibit	Description
99.1	COSCIENS Biopharma Announces Appointment of Pierre Labbé as Director.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSCIENS Biopharma Inc.

Date: October 1, 2024	By:	/s/ Giuliano La Fratta
Giuliano La Fratta
Chief Financial Officer